

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 6010

September 7, 2007

Mr. John P. Freeman
Chief Financial Officer
Spectrum Control, Inc.
8031 Avonia Road
Fairview, PA 16415

     Re: Spectrum Control, Inc.
            Form 10-K for the Fiscal Year Ended November 30, 2006
            File No. 000-08796

Dear Mr. Freeman:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

               Sincerely,

               Kevin Vaughn
               Branch Chief